February 28, 2006

Mr. Yong Choi

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Dear Mr. Choi:

Thank you for your letter dated February 7,  2006 regarding the review of Cagle’s, Inc.’s Form 10-K for the Fiscal Year ended April 2, 2005 and Form 10-Q for the Quarterly Period ended October 1, 2005. We understand that your process is to assist us in compliance with applicable disclosure requirements and to aid us in enhancing the overall disclosure of these and future filings.

In regard to your comments please review and confirm the following responses:

Form 10-K for the Fiscal Year Ended April 2, 2005

General

1.

Dates starting on page 22 have been added and on the Consolidated Statement of Cash Flows all unnecessary zeros have been deleted (see marked copy).

Revenue Recognition, page 20

2.

We have restated our Policy note 1. c. to clarify the Company’s position on revenue recognition

Controls and Procedures, page 31

3.

We have restated our comment on controls and procedures to properly reflect paragraph (c) of Item 308 of the Regulation S-K (see marked copy).

Form 10-Q for the Quarterly Period Ended October 1, 2005

General

4.

Summarized financial information of the unconsolidated entities pursuant to Rule 10-01(b) (1) of Regulation S-X has been included in the Equity in Earnings of Unconsolidated Affiliates comment section of Item 2 (see marked copy).

Thank you for your assistance as we endeavor to assure appropriate disclosure to provide the information investors require for an informed decision.  The management of Cagle's, Inc. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (404) 355-2820 to let me know if we have sufficiently addressed your concerns. If so, we will file amendments promptly.

Sincerely,

Mark Ham

Executive VP & CFO